

February 20, 2013

<u>Via E-Mail</u>
Joshua T. Brumm
Executive Vice President, Finance
Pharmacyclics, Inc.
995 E. Arques Avenue
Sunnyvale, CA 94085-4521

>   **Re: Pharmacyclics, Inc.**
>   **Form 10-K for the fiscal year ended June 30, 2012**
>   **Filed September 5, 2012**
>   **File No. 000-26658**

Dear Mr. Brumm:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Jennifer Riegel for

                                        Assistant Director
                                        Jeffrey P. Riedler

cc: <u>Via E-Mail</u>
        Adam Finerman
        Olshan Frome Wolosky LLP
        Park Avenue Tower
        65 East 55th Street
        New York, NY 10022